Kura Oncology, Inc.

12730 High Bluff Drive

Suite 400

San Diego, CA 92130

(858) 500-8800

August 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor

Re:	Kura Oncology, Inc.

Registration Statement on Form S-3

File No. 333-241663

Ladies and Gentlemen:

Kura Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Tuesday, August 18, 2020, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142.

Sincerely,

KURA ONCOLOGY, INC.

By:	/s/ Marc Grasso
Marc Grasso, M.D.
Chief Financial Officer and Chief Business Officer

cc:	Charles J. Bair, Cooley LLP